VF 12-4-03



SECURI 03052823 MISSION

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51062

NOV 28 2003

187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Octagon Trading Group, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick H. Arbor (312) 542-2945
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

8/27/6

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Patrick H. Arbor, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Octagon Trading Group, LLC, as of Tuesday, September 30, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
26th day of November 2003

Nancy J. Simenson
Notary Public



OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-25-2005

Signature

Patrick H. Arbor, manager and Member
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [] (c) Statement of Income (Loss).
- [] (d) Statement of Cash Flows.
- [] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [] (g) Computation of Net Capital.
- [] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [] (m) A copy of the SIPC Supplemental Report.
- [] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).


SEC MAIL
RECEIVED
NOV 2 8 2003
WASH, D.C.

Octagon Trading Group, LLC

Statement of Financial Condition

September 30, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 4



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Octagon Trading Group, LLC

We have audited the accompanying statement of financial condition of Octagon Trading Group, LLC (an Illinois limited liability company) as of September 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Octagon Trading Group, LLC as of September 30, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
November 14, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Octagon Trading Group, LLC
Statement of Financial Condition
September 30, 2003

Assets	
Cash and cash equivalents	$ 10,527
Receivable from broker-dealer	52,867
Equipment	3,292
Other assets	302
Total assets	**$ 66,988**
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 4,607
Member's equity	62,381
Total liabilities and member's equity	**$ 66,988**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Octagon Trading Group, LLC (an Illinois limited liability company) (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Shatkin, Arbor, Karlov & Company ("SAK"), a registered futures commission merchant. Although the Company has an agreement to clear securities transactions on a fully disclosed basis through another broker-dealer, the Company is not currently executing securities transactions. The Company is considering alternative operational plans involving both futures and securities businesses.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions—Securities transactions are recorded on trade date. Securities are valued at market value. Resulting unrealized gains and losses are reflected in income.

Depreciation—Depreciation is computed using the straight-line method over the estimated useful lives of the equipment.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the Company's income or loss is allocated to the member for federal income tax purposes.

Note 2 Equipment

Equipment at September 30, 2003 consists of:

Equipment	$ 11,620
Accumulated depreciation	(8,328)
Net	$ 3,292

Note 3 Off-Balance-Sheet Credit Risk

Receivable from broker-dealer, which is a clearing deposit invested in money market mutual funds, and cash and cash equivalents at a bank, represent concentrations of credit risk. The Company does not anticipate nonperformance by these counterparties. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of these counterparties.

Note 4 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of September 30, 2003, the Company had net capital and net capital requirements of approximately $58,000 and $5,000, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.